Exhibit 99.1

Ballard Reports Third Quarter 2016 Results

•	Top-line momentum continues with 29% Q3 revenue growth; 50% YTD
•	Q3 gross margin improvement to 31%, up 6-points

VANCOUVER, Oct. 25, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced its consolidated financial results for the third quarter ended September 30, 2016. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"We had a solid Q3, highlighted by continued year-over-year and sequential quarterly revenue growth and gross margin expansion," said Randy MacEwen, Ballard's President and CEO. "Revenue of $20.6 million in Q3 represented a year-on-year increase of 29%, driven by a 54% increase from our Power Products platform. We also achieved 31% gross margin in Q3, up 6-points from Q3 2015."

Mr. MacEwen continued, "Ballard achieved important progress on a number of strategic fronts during the quarter, as well. On our China strategy, we announced and closed a manufacturing license and joint venture transaction valued at a minimum of $170 million over 5-years and entered into a strategic alliance framework agreement and MOU with Broad-Ocean. Audi AG accelerated certain development activities under our long-term Technology Solutions program. In addition, we signed an agreement with Toyota Tsusho for the distribution of Ballard products in Japan."

Tony Guglielmin, Chief Financial Officer added, "We expect to end 2016 with year-over-year revenue growth and a strengthened balance sheet. On revenue, we anticipate significant full-year top-line growth given performance to date and the strength of our order book. On cash, our balance sheet was appreciably strengthened in Q3, as we ended the quarter with $68.1 million in cash reserves, fortified during the quarter by the successful close of a $28.3 million strategic investment by Broad-Ocean. Subsequent to the quarter we also closed our joint venture transaction with Synergy, with payments totaling $10.9 million received as of closing."

Q3 2016 Financial Highlights
(all comparisons are to Q3 2015 unless otherwise noted)

•	Total revenue was $20.6 million in the quarter, an increase of 29% resulting primarily from growth in Heavy Duty Motive product shipments and the addition of Portable Power.
•	The Power Products platform generated revenue of $14.7 million in the quarter, an increase of 54%:
•	Heavy Duty Motive revenue was $7.5 million, an increase of 34% from Q3 last year, resulting from shipments of fuel cell stacks and power modules to fulfill orders in support of clean energy buses in China as well as power module shipments to the U.S.;
•	Revenue from the new Portable Power market was $3.1 million, driven by delivery of Squad Power Manager (SPM-622) Special Operations Kits to end customer U.S. Special Operations Command under the Nett Warrior program;
•	Material Handling revenue was $3.3 million, a decrease of $0.1 million or -2%, due primarily to slightly higher stack shipments to Plug Power offset by a lower average selling price resulting from product mix; and
•	Backup Power revenue was $0.8 million, an increase from $0.5 million in Q3 2015, due to an increase in the shipment of stacks to CHEM in Taiwan for backup power systems.
•	The Technology Solutions platform generated revenue of $6.0 million in the quarter, a decrease of 9% due to a minor decline in Volkswagen service revenues primarily as a result of program timing.
•	Gross margin was 31% in Q3, an improvement of 6-points due primarily to higher revenue and a shift in product mix toward higher margin Heavy Duty Motive and Portable Power products.
•	Cash operating costs[2] were $8.4 million in the quarter, a 25% increase primarily due to the inclusion of the Protonex subsidiary operating costs.
•	Adjusted EBITDA[2] was ($1.5) million in Q3, an improvement of 37%, due to increases in both revenue and gross margin.
•	Net income was ($4.2) million in the quarter, an increase in loss of 1% from Q3 2015.
•	Adjusted net income[2] was ($3.9) million, an increase in loss of 6%.
•	Adjusted net loss per share[2] was ($0.02), a 10% improvement.
•	Cash used by operating activities was ($0.5) million, an improvement of 88%, reflecting cash operating loss of ($2.4) million and use in working capital of $1.9 million.
•	Cash reserves were $68.1 million at September 30, 2016, which includes $28.3 million received from the strategic equity investment in Ballard made by Zhongshan Broad-Ocean Motor Co., Ltd. ("Broad-Ocean"). Subsequent to the quarter Ballard closed the transaction with Guangdong Nation Synergy Hydrogen Power Technology Co. Ltd. ("Synergy") to establish a joint venture for fuel cell stack production in China and received related cash payments totalling $10.9 million as of closing.

Q3 2016 Sales and Operations Highlights

China Strategy

•	Closed an equity investment in Ballard made by Broad-Ocean through a subscription and purchase of 17,250,000 Ballard common shares issued from treasury at a price per share of US$1.64 (based on a 20-day volume weighted average price calculation). Broad-Ocean is now Ballard's largest shareholder, with a 9.9% ownership position.
•	Signed a Memorandum of Understanding (MOU) with Broad-Ocean, having a goal of producing fuel cell modules for use in buses and commercial vehicles in select cities and regions in China. Key regions contemplated in the MOU include Wuhan (the capital of Hubei Province), Chongqing (or Chengdu, the capital of Sichuan Province), Shandong Province, and Beijing (the Chinese national capital city). The MOU is the result of a previously announced strategic collaboration framework agreement entered into between Ballard, Broad-Ocean and Synergy.
•	Signed definitive agreements with Synergy for the establishment of an FCvelocity®-9SSL fuel cell stack production operation in China, to power buses and commercial vehicles. This transaction closed subsequent to the quarter, on October 25. The agreements establish a minimum transaction value of approximately $170 million over 5-years, representing the largest fuel cell transaction in Ballard's history. The deal includes the following key terms:
•	Ballard is expected to receive $20 million in Technology Solutions revenue for training and support;
•	Ballard will be the exclusive supplier of membrane electrode assemblies (MEAs) for each fuel cell manufactured in China, with minimum annual MEA "take or pay" volume commitments yielding a value of at least $150 million over the 5-year term 2017 to 2021;
•	FCvelocity®-9SSL fuel cell stacks will be manufactured through a joint venture established in China, with Ballard holding a 10% ownership position in return for a contribution of approximately $1.0 million.
•	As of closing Ballard received payments totaling $10.9 million, primarily related to the fuel cell stack assembly license and technology transfer agreements.
•	Hosted the Party Secretary of China's Guangdong Province, Mr. Hu Chunhua, and his delegation on a tour of the future site of Ballard's joint venture with Synergy in the Foshan (Yunfu) Industrial Transfer Park in Yunfu, Guangdong Province.
•	Announced that the aforementioned joint venture will provide fuel cell stacks to Synergy to be used in the assembly of engines for 10,000 commercial fuel cell vehicles ordered by Broad-Ocean from Chinese automotive OEMs Dongfeng Special Vehicles and FAW. Ballard will provide all MEAs for these fuel cell stacks on an exclusive basis and will receive licensing revenue and royalties in relation to engine assembly and deployment.
•	Signed a definitive agreement with Synergy for a Technology Solutions transaction to enable Synergy to manufacture and sell Ballard's direct hydrogen FCgen®-H2PM fuel cell backup power systems in China. Synergy prepaid a $2.5 million upfront license and technology services fee in Q2 and will make additional royalty payments to Ballard for each unit sold, subject to annual minimums, starting in 2018. Ballard will also be the exclusive supplier of air-cooled fuel cell stacks to Synergy for use in FCgen®-H2PM systems.
•	Received a purchase order from Shenzhen UpPower Technology Co., Ltd. ("UpPowerTech"), a fuel cell bus systems integrator in China, for the supply of 10 FCveloCity®-MD 30-kilowatt fuel cell power modules. UpPowerTech plans to integrate the modules into clean energy buses manufactured by Gaungxi Yuanzheng New Energy Co. Ltd. for deployment in the City of Nanning in the Province of Guangxi.
•	Announced commissioning and deployment of the first 12 fuel cell buses powered by Ballard FCveloCity® power modules in the City of Foshan, as part of an order from Synergy for 300 power modules that was announced in September 2015. The 11 meter buses were manufactured by Foshan Feichi Bus, with system integration managed by Shanghai Reinventing Fire Technology Co., Ltd. and with Zhangjiagang Furui Special Equipment Co., Ltd. expected to provide fueling infrastructure.
•	Subsequent to the quarter, completed the commissioning and deployment of 12 fuel cell buses in the City of Yunfu, bringing the total number of fuel cell buses deployed to 24, as part of the Chinese Government's plan to address air quality issues in urban centers.

Other Commercial Progress

•	Received purchase orders from automotive OEM Audi AG to accelerate certain key development activities under the current long-term Technology Solutions program with Volkswagen Group. Volkswagen Group recently transferred responsibility for fuel cell development to its Audi luxury brand and is also accelerating the timeline for series production, with a focus on reconfiguration of the current fuel cell stack and acceleration in the development of a next-generation fuel cell stack.
•	Signed a Distribution Agreement with Toyota Tsusho for the Japanese market. Toyota Tsusho will distribute Ballard products within the Toyota Group of companies and to other companies in Japan.
•	Ballard subsidiary Protonex received notification from the U.S. Department of Commerce that its family of fuel cell propulsion systems are now designated as EAR99 compliant (Export Administration Regulations 99), creating a path for commercial export and deployment in a variety of civilian unmanned vehicle applications. These systems are an extremely strong fit for both civilian and military uses, offering a number of advantages over incumbent power solutions for all types of unmanned vehicles.

Q3 2016 Corporate Platform Highlights

•	Changed the name of Ballard's Denmark subsidiary from Dantherm Power A/S to "Ballard Power Systems Europe A/S". The name change reflects an expanded role being undertaken by the subsidiary in support of fuel cell market development and customer support throughout Europe.

Q3 2016 Financial Summary

(Millions of U.S. dollars)	Three months ended Sept. 30,			Nine months ended Sept. 30,
	2016	2015	% Change	2016	2015	% Change
GROWTH
Fuel Cell Products & Services Revenue:[1]
Heavy Duty Motive	$7.5	$5.6	34%	$15.5	$7.9	96%
Portable Power	$3.1	N/A	N/A	$8.5	N/A	N/A
Material Handling	$3.3	$3.4	-2%	$9.9	$8.6	15%
Backup Power	$0.8	$0.5	49%	$2.8	$4.1	-33%
Sub-Total	$14.7	$9.5	54%	$36.7	20.7	78%
Technology Solutions	$6.0	$6.5	-9%	$17.9	$15.8	13%
Total Fuel Cell Products & Services Revenue	$20.6	$16.0	29%	$54.6	$36.5	50%
PROFITABILITY
Gross Margin $	$6.4	$4.0	59%	$14.8	$6.2	141%
Gross Margin %	31%	25%	6-points	27%	17%	10-points
Cash Operating Costs[2]	$8.4	$6.7	-25%	$26.2	$21.3	-23%
Adjusted EBITDA[2]	($1.5)	($2.4)	37%	($11.6)	($12.3)	5%
Net Income (Loss)[3]	($4.2)	($4.1)	-1%	($20.0)	($4.5)	-348%
Earnings Per Share	($0.03)	($0.03)	14%	($0.13)	($0.03)	-280%
Adjusted Net Loss[2]	($3.9)	($3.6)	-6%	($18.4)	($18.9)	3%
Adjusted Net Loss Per Share[2]	($0.02)	($0.03)	10%	($0.11)	($0.14)	18%
CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($2.4)	($3.4)	29%	($13.5)	($14.7)	8%
Working Capital Changes	$1.9	($0.7)	366%	$1.7	($0.1)	1,600%

Cash Used By Operating Activities	($0.5)	($4.1)	88%	($11.9)	($14.8)	20%
Cash Reserves	$68.1	$49.2	39%

For a more detailed discussion of Ballard Power Systems' third quarter 2016 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Wednesday, October 26, 2016 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review its third quarter 2016 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and slide webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast will be archived in the 'Investor Presentations & Events' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

Endnotes:

1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions including engineering services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

[2] Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Loss, are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Loss assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Loss to the Consolidated Financial Statements, please refer to Ballard's Management's Discussion & Analysis.

Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. Adjusted Net Loss measures net loss attributable to Ballard from continuing operations, excluding impairment losses or recoveries on trade receivables, transactional gains and losses, asset impairment charges, and acquisition costs.

[3] Includes gain of $14.2 million in the first quarter of 2015 on sale of intellectual property to Volkswagen Group.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 21:00e 25-OCT-16